[redacted]

SECU 13011978 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANICO Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Moody Plaza, Suite 1423
(No. and Street)

Galveston	Texas	77550-7999
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Geib 409-763-4661 Ext.4726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

2800 Post Oak Boulevard, Suite 3200	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 05 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven D. Geib, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANICO Financial Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Chief Financial Officer, Controller

Title

Notary Public

MICHELE S. LORD
Notary Public, State of Texas
My Commission Expires
February 28, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANICO Financial Services, Inc.

Report of Independent Registered Public Accounting Firm, Statement of Financial Condition and Supplemental Schedule

December 31, 2012

BKD LLP
CPAs & Advisors

ANICO Financial Services, Inc.

Report of Independent Registered Public Accounting Firm,
Statement of Financial Condition and Supplemental Schedule

December 31, 2012

ANICO Financial Services, Inc.
December 31, 2012

Contents

BKD LLP
CPAs & Advisors

2800 Post Oak Boulevard, Suite 3200
Houston, TX 77056-6167
713.499.4600 Fax 713.499.4699 www.bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
ANICO Financial Services, Inc.
Galveston, Texas

We have audited the accompanying statement of financial condition of ANICO Financial Services, Inc. (the Company) (a wholly owned subsidiary of American National Insurance Company), as of December 31, 2012, that was filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ANICO Financial Services, Inc., as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in the supplementary schedule has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedule is fairly stated in all material respects in relation to the financial statement as a whole.

Houston, Texas
February 26, 2013

BKD, LLP

ANICO Financial Services, Inc.

Statement of Financial Condition

December 31, 2012

Assets

Cash	$	86,920
Receivables due from parent for:		
Variable commissions		19,910
Expenses reimbursement		83,090
Other		5,162
Prepaid and other assets		60,590
Receivable from parent in lieu of income taxes		34,785
Total assets	$	290,457

Liabilities and Stockholder's Equity

Liabilities		
Due to dealers for commissions	$	19,910
Due to parent		230
Trade payables and accrued expenses		20,251
Total liabilities		40,391
Stockholder's equity		
Common stock, par value $0.01 per share; authorized, issued and outstanding, 100,000 shares		1,000
Additional paid-in capital		319,000
Retained earnings		(69,934)
Total stockholder's equity		250,066
Total liabilities and stockholder's equity	$	290,457

ANICO Financial Services, Inc.

Notes to Statement of Financial Condition

December 31, 2012

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

ANICO Financial Services, Inc. ("ANFS" or "the Company"), is a wholly owned subsidiary of American National Insurance Company (American National). ANFS was organized on December 21, 2010, and its sole purpose is to operate as a wholesale broker-dealer and distributor of American National's variable products. ANFS is registered as a wholesale broker-dealer under the Securities Exchange Act of 1934 and received approval from the Financial Industry Regulatory Authority, Inc. (FINRA), as a registered wholesale broker-dealer on July 18, 2012.

ANFS does not receive cash from customers and, therefore, is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers." ANFS operates pursuant to the (k)(1) limited business (mutual funds and/or variable annuities only) exemptive provision of the Securities and Exchange Commission's (SEC) Rule 15c3-3.

The Securities Investor Protection Corporation (SIPC) was created by the Securities Investor Protection Act of 1970, (SIPA), a Federal statute which became effective December 30, 1970. Membership with SIPC is required by all brokers and dealers registered under Section 15(b) of the Securities Exchange Act of 1934 unless otherwise exempted. For the year ended December 31, 2012, ANFS filed a Certificate of Exclusion of Membership under Section 78ccc(a)(2)(A)(ii) of SIPA. The exclusion is determined by ANFS' exclusive business consisting of: (1) the sale of variable annuities and (2) the business of insurance.

Use of Estimates

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash

At December 31, 2012, the Company's cash accounts did not exceed federally insured limits.

Pursuant to legislation enacted in 2010, the Federal Deposit Insurance Corporation (FDIC) fully insured all noninterest-bearing transaction accounts beginning December 31, 2010 through December 31, 2012, at all FDIC-insured institutions. This legislation expired on December 31, 2012. Beginning January 1, 2013, noninterest-bearing transaction accounts are subject to the $250,000 limit on FDIC insurance per covered institution.

Income Taxes

ANFS accounts for income taxes in accordance with income tax accounting guidance (Accounting Standards Codification 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. ANFS determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. As of December 31, 2012, ANFS did not have any transactions that resulted in deferred taxes. ANFS files consolidated income tax returns with American National.

Note 2: Transactions With Affiliates

ANFS and American National are parties to a service and expense-sharing agreement and a distribution and administrative services agreement. Pursuant to such agreements, ANFS has agreed to act as wholesale distributor of certain variable life insurance and annuity products issued by American National.

Note 3: Net Capital Requirement

In accordance with the regulations of the SEC, ANFS must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 8 to 1. At December 31, 2012, ANFS had net capital of $66,439 which was $61,390 in excess of its required net capital of $5,049. ANFS' ratio of aggregate indebtedness to net capital was .6079 to 1.

Note 4: Subsequent Event

Subsequent events have been evaluated through the date of the report of independent registered public accounting firm, which is the date the statement of financial condition was available to be issued.

ANICO Financial Services, Inc.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2012

Stockholder's equity			$	250,066
Deductions and/or charges:				
Nonallowable assets:				
Receivables due from parent	$	123,037		
Prepaid expenses and other assets		60,590		183,627
Net capital			$	66,439
Aggregate indebtedness			$	40,391
Net capital requirement:				
The greater of $5,000 or 12.5% of aggregate indebtedness			$	5,049
Net capital in excess of net capital requirement			$	61,390
Ratio of aggregate indebtedness to net capital				0.6079 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2012, filed by ANFS with the SEC on Part II of the unaudited Form X-17a-5.

BKD LLP
CPAs & Advisors

2800 Post Oak Boulevard, Suite 3200
Houston, TX 77056-6167
713.499.4600 Fax 713.499.4699 www.bkd.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
ANICO Financial Services, Inc.
Galveston, Texas

In planning and performing our audit of the financial statement of ANICO Financial Services, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Houston, Texas
February 26, 2013

BKD, LLP